UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
 SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016.

Commission File Number 001-36027

MIX TELEMATICS LIMITED
(Translation of registrant's name into English)

Howick Close, Waterfall Park, Midrand, South Africa 1686
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This report contains a copy of MiX Telematics Limited's submission to the Johannesburg Stock Exchange regarding MiX Telematics announcing date of fourth quarter and full fiscal year 2016 conference call and webcast.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Submission to the Johannesburg Stock Exchange – MiX Telematics announces date of fourth quarter and full fiscal year 2016 conference call and webcast.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 22, 2016	MIX TELEMATICS LIMITED

	By:	/s/ Megan Pydigadu
	Name:	Megan Pydigadu
	Title:	Group Chief Financial Officer